Exhibit 5.7

2345 GRAND BOULEVARD

SUITE 2800

KANSAS CITY, MISSOURI 64108-2684

(816) 292-2000, FAX (816) 292-2001

May 2, 2014

Pinnacle Entertainment, Inc.

3980 Howard Hughes Parkway

Las Vegas, Nevada 89169

Ladies and Gentlemen:

We have acted as special counsel in the State of Missouri to Pinnacle Entertainment, Inc., a Delaware corporation (the “Company”), and its subsidiaries President Riverboat Casino-Missouri, Inc., a Missouri corporation, PNK (River City), LLC, a Missouri limited liability company, Ameristar Casino Kansas City, Inc., a Missouri corporation, and Ameristar Casino St. Charles, Inc., a Missouri corporation (collectively, the “Missouri Guarantors”), in connection with the filing by the Company of a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended. The Registration Statement relates to the proposed issuance by the Company of $850 million aggregate principal amount of its new 6.375% Senior Notes due 2021 (the “New Notes”), in connection with the proposed exchange of $1,000 principal amount of the New Notes for each $1,000 principal amount of its outstanding 6.375% Senior Notes due 2020 (the “Old Notes” and collectively with the New Notes, the “Notes”) with a minimum of $2,000 principal amount exchanged, under the Indenture dated as of August 5, 2013, between PNK Finance Corp. and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee (the “Trustee”), as supplemented by that Supplemental Indenture dated as of August 13, 2013 by and among the Company, the subsidiary guarantors named therein and the Trustee (the “Supplemental Indenture”).

The Indenture provides for and includes the terms of a guarantee for the New Notes (including the Notation of Guaranty (as defined below), the “New Guarantees”) by certain subsidiary guarantors of the Company, including the Missouri Guarantors.

Documents Examined

We have examined, among other things, the Indenture, the Supplemental Indenture, the form of the New Notes, the form of the Notation of Guaranty evidencing the New Guarantees (the “Notation of Guaranty”), and such corporate records and other documents as we have considered relevant and necessary for the purposes of this opinion.

May 2, 2014

Reliance and Assumptions

We have relied upon, and assumed, with your permission, the accuracy and completeness of, certificates or comparable documents of public officials; certificates, declarations, representations of and conversations of and with officers, directors and other representatives of the Company and its subsidiaries; and representations made by the Company and its subsidiaries in the Registration Statement, the Indenture and in the Secretary’s Certificate of even date herewith. As to matters of law, we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of the State of Missouri.

We have assumed, without independent investigation, that (i) the signatures on all documents examined by us are genuine, (ii) any individual executing such documents had the legal capacity to execute such documents, (iii) the authenticity of all documents submitted to us as originals, (iv) the conformity to original documents of all documents submitted to us as photostatic or certified copies, (v) the authenticity of such copies, and (vi) all company records of the Missouri Guarantors provided to us are accurate and complete.

Opinions

Based upon, and subject to, the foregoing, we are of the opinion that (i) the Supplemental Indenture has been duly authorized, executed and delivered by the Missouri Guarantors, and (ii) the New Guarantees and the execution and delivery of the Notation of Guaranty have been duly authorized by the Missouri Guarantors.

Exceptions and Qualifications

This opinion is given in respect of the Guarantees only, and we express no opinion as to the legality, validity or binding effect of any related document, instrument or agreement or any other matter beyond the matters expressly set forth herein.

We consent to you filing this opinion as an exhibit to the Registration Statement for the benefit of the holders of the Old Notes who will be acquiring the New Notes to be issued pursuant thereto. If required by the rules of the Commission, we consent to the use of our name under the caption “Legal matters” in the Registration Statement and prospectus and any amendments thereto. In giving such consent, we do not admit that we are experts within the meaning of the Securities Act or the rules and regulations thereunder or that this consent is required by Section 7 of the Securities Act.

We consent to the reliance on this opinion letter by Irell & Manella LLP for the purposes of its opinion letter to the Company filed as Exhibit 5.1 to the Registration Statement. No opinion is to be implied or inferred beyond the matters expressly stated in this letter. The opinions expressed in this letter are limited to the internal laws of the State of Missouri. We express no opinion with respect to the effect of any law other than

May 2, 2014

the internal laws of the State of Missouri. This letter expresses our legal opinion as to the foregoing matters based upon our professional judgment; it is not, however, to be construed as a guaranty, nor is it a warranty that a court considering such matters would not rule in a manner contrary to the opinions set forth above.

Sincerely,

LATHROP & GAGE LLP

/s/ Lathrop & Gage LLP